EXECUTION VERSION

Exhibit 4.3

SUPPLEMENTAL INDENTURE ESTABLISHING A SERIES OF

EURO-DENOMINATED NOTES

WMG ACQUISITION CORP.

as Issuer

and

the Subsidiary Guarantors from time to time party to the Indenture

and

WELLS FARGO BANK, NATIONAL ASSOCIATION

as Trustee

EIGHTH SUPPLEMENTAL INDENTURE

DATED AS OF OCTOBER 9, 2018

to the

INDENTURE

DATED AS OF NOVEMBER 1, 2012

Providing for the Issuance of

3.625% Senior Secured Notes Due 2026

EIGHTH SUPPLEMENTAL INDENTURE, dated as of October 9, 2018 (this “Supplemental Indenture”), among WMG Acquisition Corp. (together with its successors and assigns, the “Company”), as issuer, the Subsidiary Guarantors under the Indenture referred to below (the “Subsidiary Guarantors”), and Wells Fargo Bank, National Association, as Trustee.

W I T N E S S E T H:

WHEREAS, the Company, the Subsidiary Guarantors, the Trustee, the Notes Authorized Representative and the Collateral Agent are party to the Indenture, dated as of November 1, 2012 (as amended, supplemented, waived or otherwise modified from time to time, the “Indenture”), which provides for the issuance from time to time of Notes by the Company;

WHEREAS, Section 9.01(8) of the Indenture provides that the Company may provide for the issuance of Additional Notes in accordance with the limitations set forth in the Indenture as of the Issue Date;

WHEREAS, in connection with the issuance of the 2026 Euro Notes (as defined herein), the Company has duly authorized the execution and delivery of this Supplemental Indenture to establish the forms and terms of the 2026 Euro Notes as hereinafter described; and

WHEREAS, pursuant to Section 9.01 of the Indenture, the parties hereto are authorized to execute and deliver this Supplemental Indenture to amend the Indenture, without the consent of any Holder;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Subsidiary Guarantors and the Trustee mutually covenant and agree for the benefit of the Holders as follows:

1.        Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.        Title of Notes. There shall be a series of Notes of the Company designated the “3.625% Senior Secured Notes due 2026” (the “2026 Euro Notes”), which Notes shall be Euro-denominated.

3.        Maturity Date. The Maturity Date of the 2026 Euro Notes shall be October 15, 2026.

4.        Interest and Interest Rates. Interest on the outstanding principal amount of 2026 Euro Notes will accrue at the rate of 3.625% per annum and will be payable semi-annually in arrears on April 15 and October 15 in each year, commencing on April 15, 2019, to holders of record on the immediately preceding April 1 and October 1, respectively (each such April 1 and October 1, a “Record Date”). Interest on the 2026 Euro Notes will accrue from the most recent date to which interest has been paid or provided for or, if no interest has been paid, from October 9, 2018, except that interest on any Additional 2026 Euro Notes (as defined below) issued on or after the first Interest Payment Date (and Exchange Notes issued in exchange therefor) will accrue (or will be deemed to have accrued) from the most recent date to which interest has been paid or duly provided for or, if no interest has been paid on such Additional 2026 Euro Notes, from the Interest Payment Date immediately preceding the date of issuance of such Additional 2026 Euro Notes (or if the date of issuance of such Additional 2026 Euro Notes is an Interest Payment Date, from such date of issuance); provided that if any 2026 Euro Note and any Exchange Notes issued in exchange therefor are surrendered for exchange on or after a record date for an Interest Payment Date that will occur on or after the date of such exchange, interest on such Note received in exchange thereof will accrue from such Interest Payment Date.

5.        No Limitation on Aggregate Principal Amount. The aggregate principal amount of 2026 Euro Notes that may be authenticated and delivered and outstanding under the Indenture is not limited. The aggregate principal amount of the 2026 Euro Notes shall initially be €250 million. The Company may from time to time, without the consent of the Holders (but subject to the limitations in Article IV of the Indenture), create and issue Additional Notes having the same terms and conditions as the 2026 Euro Notes in all respects or in all respects except for issue date, issue price and, if applicable, the first date on which interest accrues and the first payment of interest thereon. Additional Notes issued in this manner will be consolidated with, and will form a single series with, the 2026 Euro Notes (any such Additional Notes, “Additional 2026 Euro Notes”), unless otherwise specified for Additional Notes in an applicable Notes Supplemental Indenture, or otherwise designated by the Company, as contemplated by Section 2.01 of the Indenture; provided, however, that if the Additional Notes are not fungible with the 2026 Euro Notes for United States federal income tax purposes, the Additional Notes will have a separate CUSIP, ISIN, Common Code or other similar identification number than the 2026 Euro Notes.

6.        Redemption. (a) The 2026 Euro Notes may be redeemed, in whole or in part, at any time prior to October 15, 2021, at the option of the Company, at a redemption price equal to 100% of the principal amount of the 2026 Euro Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest thereon, if any, to, the applicable Redemption Date (subject to the right of Holders on the relevant Record Date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, with respect to any 2026 Euro Note on any applicable Redemption Date, the greater of:

(1)	1.0% of the then outstanding principal amount of such 2026 Euro Note; and

(2)	the excess, if any, of:

(a)        the present value at such redemption date of (i) the redemption price of the 2026 Euro Note at October 15, 2021 (such redemption price being set forth in the table appearing in Section 6(b)) plus (ii) all required remaining scheduled interest payments due on the 2026 Euro Note through October 15, 2021 (excluding accrued but unpaid interest to such redemption date), computed using a discount rate equal to the Bund Rate as of such redemption date plus 75.0 basis points; over

(b)        the then outstanding principal amount of the 2026 Euro Note.

“Bund Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of direct obligations of the Federal Republic of Germany (Bunds or Bundesanleihen) with a constant maturity (as officially compiled and published in the most recent financial statistics that have become publicly available at least two business days (but not more than five business days) prior to such redemption date (or, if such financial statistics are not so published or available, any publicly available source of similar market data selected by the Issuer in good faith)) most nearly equal to the period from such redemption date to October 15, 2021; provided, however, that if the period from such redemption date to October 15, 2021 is not equal to the constant maturity of the direct obligation of the Federal Republic of Germany for which a weekly average yield is given, the Bund Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of direct obligations of the Federal Republic of Germany for which such yields are given, except that if the period from such redemption date to October 15, 2021 is less than one year, the weekly average yield on actually traded direct obligations of the Federal Republic of Germany adjusted to a constant maturity of one year shall be used; provided that if the Bund Rate determined in accordance with the foregoing shall be less than zero, the Bund Rate shall be deemed to be zero for all purposes of the Indenture.

(b)        On or after October 15, 2021, the Company may redeem all or a part of the 2026 Euro Notes, at its option, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the 2026 Euro Notes to be redeemed to the applicable Redemption Date, if redeemed during the twelve-month period beginning on October 15 of the years indicated below:

Year	Percentage
2021	101.813%
2022	100.906%
2023 and thereafter	100.000%

(c)        At any time prior to October 15, 2021, the Company may on any one or more occasions redeem up to 40% of the aggregate principal amount of 2026 Euro Notes (including the aggregate principal amount of any Additional 2026 Euro Notes) issued under the Indenture, at its option, at a redemption price equal to 103.625% of the principal amount of the 2026 Euro Notes redeemed, plus accrued and unpaid interest thereon, if any, to the date of redemption (subject to the rights of Holders on the relevant Record Date to receive interest on the relevant interest payment date), with funds in an aggregate amount not exceeding the net cash proceeds of one or more Equity Offerings by the Company or any contribution to the Company’s common equity capital made with the net cash proceeds of one or more Equity Offerings by the Company’s direct or indirect parent; provided that:

(i)        at least 50% of the aggregate principal amount of 2026 Euro Notes originally issued under the Indenture (including the aggregate principal amount of any Additional 2026 Euro Notes) remains outstanding immediately after the occurrence of such redemption; and

(ii)        the redemption occurs within 180 days of the date of, and may be conditioned upon, the closing of such Equity Offering.

(d)        In addition, during any twelve-month period prior to October 15, 2021, the Company may redeem up to 10% of the original aggregate principal amount of the 2026 Euro Notes (including the principal amount of any Additional 2026 Euro Notes at a redemption price equal to 103.000% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date).

(e)        The Company may acquire 2026 Euro Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture.

(f)        Any redemption or notice of any redemption may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering, other offering or other corporate transactions or events. If such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and if applicable, shall state that, in the Company’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date as so delayed. Notice of any redemption in respect of an Equity Offering may be given prior to the completion thereof.

(g)        Notwithstanding the foregoing, in connection with any tender for 2026 Euro Notes, if Holders of not less than 90% in the aggregate principal amount of the outstanding 2026 Euro Notes validly tender and do not withdraw such 2026 Euro Notes in such tender offer and the Company, or any other Person making such tender offer, purchases all of the 2026 Euro Notes validly tendered and not withdrawn by such Holders, the Company will have the right, upon notice given not more than 30 days following such purchase pursuant to such tender offer, to redeem all of the 2026 Euro Notes that remain outstanding following such purchase at a price in cash equal to the price offered to each Holder in such tender offer, plus, to the extent not included in the tender offer payment, accrued and unpaid interest to but excluding the date of redemption (subject to the rights of Holders of 2026 Euro Notes on the relevant record date to receive interest on the relevant interest payment date).

7.        Modifications to Indenture. The following terms of the Indenture are hereby amended solely with respect to the 2026 Euro Notes and not with respect to the Original Notes or any Additional Notes other than the 2026 Euro Notes as follows:

(a) Section 1.01 is amended by:

(i) replacing clause (3) of the definition of “Asset Sales” with the following:

“(3) the making of any Restricted Payment (including any transaction specifically excluded from the definition of the term “Restricted Payment,” including pursuant to the exceptions contained in the definition thereof and the parenthetical exclusions of such definition) or Permitted Investment that is permitted to be made, and is made, pursuant to Section 4.11 or the granting of a Lien permitted by Section 4.12;”

(ii) replacing clause (13) of the definition of “Asset Sales” with the following:

“(13) any financing transaction with respect to property of the Issuer or any Restricted Subsidiary, including sale and lease-back transactions and asset securitizations permitted by this Indenture;”

(iii) amending and restating the definition of “Consolidated Interest Expense” as follows:

““Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of: (a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income for such period (including (x) amortization of original issue discount, non-cash interest payments (other than imputed interest as a result of purchase accounting and any non-cash interest expense attributable to the movement in the mark-to-market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), the interest component of Capitalized Lease Obligations, and net payments (if any) pursuant to interest rate Hedging Obligations, but excluding (y) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, expensing of any bridge, commitment or other financing fees, penalties and interest relating to taxes and any “special interest” or “additional interest” with respect to other securities, and any accretion of accrued interest on discounted liabilities) and (b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, less (c) interest income of such Person for such period; provided, however, that neither Securitization Fees nor Securitization Expenses shall be deemed to constitute Consolidated Interest Expense.”

(iv) in the definition of “EBITDA,” (x) adding the text “and Securitization Expenses” following the text “Securitization Fees” in clause (x)(9) of such definition, (y) replacing the text “twelve (12)” with the text “eighteen (18)” in clause (y) of such definition and (z) replacing the text “10.0%” with the text “20.0%” in clause (y) of such definition;

(v) in the third line of the definition of “Fixed Charges”, deleting the text: “in connection with the Specified Financings”;

(vi) adding the following definition of “Hedging Agreement”:

““Hedging Agreement” means, in respect of a Person:

        (1)    any currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

        (2)    other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.”

(vii) amending and restating the definition of “Hedging Obligations” as follows:

““Hedging Obligations” means, with respect to any Person, the obligations of such Person under any Hedging Agreement.”

(viii) in the definition “Intercreditor Agreement,” adding the text “or in such other form reasonably satisfactory to the Applicable Authorized Representative (as such term is defined in the Security Agreement).” at the end thereof;

(ix) adding the following definition of “Limited Condition Transaction”:

““Limited Condition Transaction” means (x) any acquisition, including by way of merger, amalgamation, consolidation or other business combination or the acquisition of Capital Stock or otherwise, by one or more of the Issuer and its Restricted Subsidiaries of any assets, business or Person or any other Investment permitted by this Indenture whose consummation is not conditioned on the availability of, or on obtaining, third party financing or (y) any redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness, Disqualified Stock or Preferred Stock requiring irrevocable notice in advance of such redemption, repurchase, defeasance, satisfaction and discharge or prepayment.”

(x) in the definition of “Maximum Management Fee Amount” replacing (i) the text “$6.0 million” with “$8,897,000” and (ii) the text “the Issue Date” with “January 31, 2018”;

(xi) in clause (1) of the definition of “Permitted Investments”, adding the text: “the Issuer or” immediately prior to “another Restricted Subsidiary”;

(xii) in clause (9) of the definition of “Permitted Liens,” replacing the text “Senior Revolving Credit Agreement” with the text “then existing senior revolving credit agreement”;

(xiii) replacing clause (13) in the definition of “Permitted Liens” with the following:

“(13) pledges, deposits or other Liens under workers’ compensation, unemployment insurance and other social security laws or regulations, or deposits to secure the performance of tenders, contracts (other than for the payment of Indebtedness) or leases, or deposits or other Liens to secure public or statutory obligations, or deposits or other Liens as security for contested taxes or import or customs duties or for the payment of rent, or deposits or other Liens securing liabilities to insurance carriers under insurance or self-insurance arrangements, in each case incurred in the ordinary course of business or consistent with past practice;”

(xiv) replacing clause (26) of the definition of “Permitted Liens” with the following:

“(26) Liens securing (i) Indebtedness in an aggregate principal amount (as of the date of incurrence of any such Indebtedness and after giving pro forma effect to the incurrence thereof and the application of the net proceeds therefrom (or as of the date of the initial borrowing of such Indebtedness after giving pro forma effect to the incurrence of the entire committed amount of such Indebtedness)), not exceeding the greater of (A) $2,900 million and (B) the maximum aggregate principal amount of Senior Secured Indebtedness that could be incurred without exceeding a Senior Secured Indebtedness to EBITDA Ratio for the Issuer of 4.50 to 1.00, (ii) Revolving Credit Agreement Indebtedness not to exceed at any time outstanding $180.0 million and (iii) Indebtedness in an amount not to exceed $300.0 million pursuant to Section 2.6 of the Senior Term Loan Agreement as in effect on January 31, 2018;”

(xv) adding the following text to the end of the definition of “Permitted Liens”:

“For purposes of determining compliance with any U.S. dollar-denominated restriction in this definition, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to extend, replace refund, refinance, renew or defease other Indebtedness denominated in a foreign currency, and such extension, replacement, refunding, refinancing, renewal or defeasance would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such extension, replacement, refunding, refinancing, renewal or defeasance, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of, premium, if any, and accrued interest on, the Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased plus any fees, premiums, underwriting discounts, costs and expenses relating to such extension, replacement, refunding, refinancing, renewal or defeasance.”

(xvi) in the definition of “Revolving Credit Agreement Indebtedness”, deleting the text “150.0” in each instance and inserting “180.0” in lieu thereof;

(xvii) adding the following definition of “Securitization Expenses”:

““Securitization Expenses” means, for any period, the aggregate interest expense for such period on any Indebtedness of any Securitization Subsidiary that is a Restricted Subsidiary, which Indebtedness is not recourse to the Issuer or any Restricted Subsidiary of the Issuer that is not a Securitization Subsidiary (except for Standard Securitization Undertakings).”

(xviii) amending and restating the definition of “Senior Revolving Credit Agreement” as follows:

““Senior Revolving Credit Agreement” means that certain credit agreement, dated as of January 31, 2018, by and among the Issuer, Credit Suisse AG, as the administrative agent, and the lenders party thereto, as the same may be amended, supplemented, refinanced, replaced, waived or otherwise modified from time to time.”

(xix) amending and restating the definition of “Senior Secured Indebtedness” as follows:

““Senior Secured Indebtedness” means, with respect to any Person, the aggregate amount, without duplication, of Indebtedness for borrowed money of such Person as of the end of the most recently ended fiscal quarter for which internal financial statements are available plus the amount of any Indebtedness for borrowed money of such Person incurred subsequent to the end of such fiscal quarter and minus the amount of any Indebtedness for borrowed money of such Person redeemed, repaid, retired or extinguished subsequent to the end of such fiscal quarter, as determined in accordance with GAAP, secured by Liens other than Permitted Liens (excluding Permitted Liens incurred pursuant to clause (26) of the definition thereof, provided that Revolving Credit Agreement Indebtedness so secured shall be excluded from the calculation of Senior Secured Indebtedness) and other than Liens that have Junior Lien Priority on the Collateral in relation to the Notes and the Guarantees. In addition, to the extent that any Indebtedness is incurred pursuant to Section 4.10(b)(1)(I)(B), or is secured by any Lien pursuant to clause (26)(i)(B) or (26)(iii) of the definition of “Permitted Liens”, such Indebtedness may be refinanced from time to time with other Indebtedness (including by Indebtedness refinancing any such refinancing Indebtedness) in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) not exceeding the principal amount of, and premium (if any) and accrued interest on, the Indebtedness being refinanced plus any fees, premiums, underwriting discounts, costs and expenses relating to such refinancing, and such refinancing Indebtedness may be secured by any Lien, without further compliance with the Senior Secured Indebtedness to EBITDA Ratio thereunder.”

(xx) in the definition of “Senior Secured Indebtedness to EBITDA Ratio,” (x) replacing the text “$150.0 million” with the text “$200.0 million” in the first paragraph of such definition and (y) adding the text “and secured by Liens” immediately prior to the text “without further compliance with such ratio” in the sixth line of the last paragraph of such definition;

(xxi) deleting the definition of “Specified Financings”;

(xxii) in the definition of “Transactions,” replacing the text “Senior Revolving Credit Agreement” with the text “senior revolving credit agreement dated on or about the Issue Date”;

(xxiii) amending and restating the definition of “Wholly Owned Subsidiary” as follows:

““Wholly Owned Subsidiary” of any Person means a subsidiary of such Person of which securities (except for (a) directors’ qualifying shares, (b) shares held by nominees and (c) shares held by foreign nationals as required by applicable Law) or other ownership interests representing 100% of the Capital Stock are, at the time any determination is being made, owned, controlled or held by such Person or one or more wholly owned Subsidiaries of such Person or by such Person and one or more wholly owned Subsidiaries of such Person.”

(b)        Section 1.05 is added as follows:

“SECTION 1.05. Limited Condition Transaction.

        In connection with any Limited Condition Transaction, at the Issuer’s election, for purposes of determining compliance with any provision of this Indenture which requires that no Default or Event of Default, as applicable, has occurred, is continuing or would result from any such action, as applicable, such condition shall, at the option of the Issuer, be deemed satisfied, so long as no Default or Event of Default, as applicable, exists on the date the definitive agreements for such Limited Condition Transaction are entered into or irrevocable notice of redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness, Disqualified Stock or Preferred Stock is given. For the avoidance of doubt, if the Issuer has exercised its option under the first sentence of this Section 1.05, and any Default or Event of Default, as applicable, occurs following the date the definitive agreements for the applicable Limited Condition Transaction were entered into or irrevocable notice of redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness, Disqualified Stock or Preferred Stock is given and prior to the consummation of such Limited Condition Transaction, any such Default or Event of Default, as applicable, shall be deemed to not have occurred or be continuing for purposes of determining whether any action being taken in connection with such Limited Condition Transaction is permitted hereunder.

        In connection with any action being taken in connection with a Limited Condition Transaction, for purposes of:

            (i) determining compliance with any provision of this Indenture which requires the calculation of the Fixed Charge Coverage Ratio or the Senior Secured Indebtedness to EBITDA Ratio; or

            (ii) testing baskets set forth in this Indenture (including baskets measured as a percentage of Consolidated Tangible Assets);

        in each case, at the option of the Issuer (the Issuer’s election to exercise such option in connection with any Limited Condition Transaction, an “LCT Election”), the date of determination of whether any such action is permitted hereunder, shall be deemed to be the date the definitive agreements for such Limited Condition Transaction are entered into or irrevocable notice of redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness, Disqualified Stock or Preferred Stock is given, as applicable (the “LCT Test Date”), and if, after giving pro forma effect to the Limited Condition Transaction and the other transactions to be entered into in connection therewith (including any incurrence or discharge of Indebtedness and the use of proceeds of such incurrence) as if they had occurred at the beginning of the most recent four consecutive fiscal quarters ending prior to the LCT Test Date for which consolidated financial statements of the Issuer are available, the Issuer could have taken such action on the relevant LCT Test Date in compliance with such ratio, basket or amount, such ratio, basket or amount shall be deemed to have been complied with. For the avoidance of doubt, if the Issuer has made an LCT Election and any of the ratios, baskets or amounts for which compliance was determined or tested as of the LCT Test Date are exceeded as a result of fluctuations in any such ratio or basket, including due to fluctuations in exchange rates or in EBITDA or Consolidated Tangible Assets of the Issuer or the Person subject to such Limited Condition Transaction, at or prior to the consummation of the relevant transaction or action, such baskets, ratios or amounts will not be deemed to have been exceeded as a result of such fluctuations. If the Issuer has made an LCT Election for any Limited Condition Transaction, then in connection with any subsequent calculation of any ratio, basket or amount with respect to the incurrence of Indebtedness or Liens, or the making of Restricted Payments, Asset Sales, mergers, the conveyance, lease or other transfer of all or substantially all of the assets of the Issuer or the designation of an Unrestricted Subsidiary on or following the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the definitive agreement for such Limited Condition Transaction is terminated or expires without consummation of such Limited Condition Transaction, any such ratio, basket or amount shall be calculated on a pro forma basis assuming such Limited Condition Transaction and other transactions in connection therewith (including any incurrence or discharge of Indebtedness and the use of proceeds thereof) have been consummated.”

(c)        Section 2.04 is amended to (x) add the text “, Transfer Agent” following the word “Registrar” in the third line of the second to last paragraph of such provision and (y) delete the last paragraph of such provision.

(d)        Section 3.01 is amended to delete the text “31 days” and insert “11 days” in lieu thereof in the seventh line of such provision.

(e)        Section 3.03 is amended to (x) delete the text “30 days” and insert “10 days” in lieu thereof in the second line of such provision, (y) delete the text “or a satisfaction and discharge of this Indenture” and insert “, a satisfaction and discharge of this Indenture or a satisfaction and discharge of any Notes of a series” in lieu thereof in the seventh line thereof and (z) delete the text “31 days” and insert “11 days” in lieu thereof in the twelfth line thereof.

(f)        Section 4.09(b) is amended to delete the text “no earlier than 30 days” and insert “no earlier than 10 days” in lieu thereof in the fifth line of such provision.

(g)        Section 4.09 is amended to add the following Section 4.09(h):

“(h) If Holders of not less than 90% in aggregate principal amount of the outstanding 2026 Euro Notes validly tender and do not withdraw such 2026 Euro Notes in a Change of Control Offer and the Issuer, or any third party making a Change of Control Offer in lieu of the Issuer as described in this Section 4.09, purchases all of the 2026 Euro Notes validly tendered and not withdrawn by such Holders, the Issuer or such third party will have the right, upon not less than 10 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to such Change of Control Offer, to redeem all 2026 Euro Notes that remain outstanding following such purchase at a price in cash equal to 101.0% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of such redemption (subject to the rights of Holders of Notes on the relevant record date to receive interest on the relevant interest payment date).”

(h)        Section 4.10(b)(1) is amended and restated in its entirety as follows:

“(1) (I) Indebtedness under the Notes and one or more Credit Agreements together with the incurrence of the guarantees thereunder and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) and other Indebtedness, up to an aggregate principal amount not to exceed at any one time outstanding the greater of (A) $2,900 million and (B) the maximum aggregate principal amount (as of the date of incurrence of any such Indebtedness and after giving pro forma effect to the incurrence thereof and the application of the net proceeds therefrom (or as of the date of the initial borrowing of such Indebtedness after giving pro forma effect to the incurrence of the entire committed amount of such Indebtedness)) that can be incurred without exceeding a Senior Secured Indebtedness to EBITDA Ratio for the Issuer of 4.50 to 1.00 (it being understood that for purposes of determining compliance under this clause (1), any Indebtedness incurred under this clause (1) (whether or not secured), other than Revolving Credit Agreement Indebtedness, will be included in the amount of Senior Secured Indebtedness for purposes of calculating the Senior Secured Indebtedness to EBITDA Ratio) and (II) Revolving Credit Agreement Indebtedness not to exceed at any time outstanding $180.0 million;”

(i)        Section 4.10(b)(2) is amended and restated in its entirety as follows:

“(2) Indebtedness in an amount not to exceed $300.0 million pursuant to Section 2.6 of the Senior Term Loan Agreement as in effect on January 31, 2018;”

(j)        Section 4.10(b)(4) is amended and restated in its entirety as follows:

“(4) Indebtedness (including Capitalized Lease Obligations) incurred by the Issuer or any Restricted Subsidiary and Preferred Stock issued by a Restricted Subsidiary to finance the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Permitted Business (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) provided that the aggregate principal amount of Indebtedness incurred pursuant to this clause to finance the acquisition of Capital Stock of any Person at any time outstanding shall not exceed the greater of (x) $50.0 million and (y) 5.0% of Consolidated Tangible Assets;”

(k)        Section 4.10(c) is amended to replace the text “Senior Revolving Credit Agreement” with the text “the then existing senior revolving credit agreement” in the ninth line of such provision.

(l)        Section 4.11(a) is amended as follows:

(x) to delete the text “Default or” in clause (1),

(y) at the beginning of clause (2), to insert “if such Restricted Payment is made in reliance on Section 4.11(a)(3)(a)” and

(z) to delete the text “(6)(C)” and “(15)” in the third line of clause (3).

(m)        Section 4.11(b) is amended to delete the word “and” at the end of clause (18), and immediately following the semicolon at the end of clause (19), insert:

“and

(20) the declaration and payment of dividends to, or the making of loans to, Holdings funded directly or indirectly with proceeds of Indebtedness incurred by the Issuer or any of its Subsidiaries, the proceeds of which are applied solely to the repurchase, redemption, defeasance or other acquisition or retirement for value of any Holdings Notes, including, for the avoidance of doubt, amounts in respect of the principal amount of, and premium, if any, and accrued interest on, the Holdings Notes being so repurchased, redeemed, defeased or otherwise acquired or retired for value plus any fees, premiums, underwriting discounts, costs and expenses related to such repurchase, redemption, defeasance or other acquisition or retirement for value, provided that the maturity of such Indebtedness shall be no earlier, and the Weighted Average Life to Maturity of such Indebtedness shall be no shorter, than the maturity or Weighted Average Life to Maturity, as applicable, of the Holdings Notes;”

(n)        Section 4.11 is amended to (x) replace the text “(a)” with “(c)” at the beginning of the second to last paragraph of such provision and (y) to replace the text “(b)” with the text “(d)” at the beginning of the last paragraph of such provision.

(o)        Section 4.11(d) is amended to insert the words “or Permitted Investments” after the words “Restricted Payments” in the seventh line of such provision and to insert the words “or a Permitted Investment” before the words “in such amount” in the ninth line of such provision.

(p)        Section 4.12 is amended to delete the word “expressly” in the sixth line of such provision.

(q)        Section 4.14(b)(2) is amended and restated in its entirety as follows:

“(2) Restricted Payments (including any transaction specifically excluded from the definition of the term “Restricted Payment,” including pursuant to the exceptions contained in the definition thereof and the parenthetical exclusions of such definition) and Permitted Investments, in each case permitted by this Indenture;”

(r)        Section 4.17 is amended and restated in its entirety as follows:

“SECTION 4.17. Reports to Holders.

(a)    The Issuer will furnish to the Trustee and the Holders of Notes, as their names and addresses appear in the note register, or make available on the Issuer’s website:

        (1)        within 90 days after the end of each fiscal year, annual audited consolidated financial statements for such fiscal year prepared in accordance with GAAP, together with a report on the annual financial statements by the Issuer’s certified independent accountants and a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” substantially similar to that which would be included in an Annual Report on Form 10-K (as in effect on the Issue Date) filed with the SEC by the Issuer (if the Issuer were required to prepare and file such form); it being understood that the Issuer shall not be required to include any separate consolidating financial information with respect to the Issuer, any Subsidiary Guarantor or any other affiliate of the Issuer, or any separate financial statements or information for the Issuer, any Subsidiary Guarantor or any other affiliate of the Issuer; and

        (2)        within 45 days after the end of each of the first three fiscal quarters of each fiscal year, unaudited consolidated financial statements for such fiscal quarter prepared in accordance with GAAP, together with a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” substantially similar to that which would be included in a Quarterly Report on Form 10-Q (as in effect on the Issue Date) filed with the SEC by the Issuer (if the Issuer were required to prepare and file such form); it being understood that the Issuer shall not be required to include any separate consolidating financial information with respect to the Issuer, any Subsidiary Guarantor or any other affiliate of the Issuer, or any separate financial statements or information for the Issuer, any Subsidiary Guarantor or any other affiliate of the Issuer; and

        (3)        information substantially similar to the information that would be required to be included in a Current Report on Form 8-K (as in effect on the Issue Date) filed with the SEC by the Issuer (if the Issuer were required to prepare and file such form) pursuant to Item 1.01 (Entry Into a Material Definitive Agreement) (with respect to acquisitions and dispositions only), 1.03 (Bankruptcy or Receivership), 2.01 (Completion of Acquisition or Disposition of Assets), 4.01 (Changes in Registrant’s Certifying Accountants) or 5.01 (Changes in Control of Registrant) of such form (and in any event excluding, for the avoidance of doubt, the financial statements, pro forma financial information and exhibits, if any, that would be required by Item 9.01 (Financial Statements and Exhibits) of such form), within 15 days after the date of filing that would have been required for a current report on Form 8-K; provided that no such information shall be required to be furnished if the Issuer determines in its good faith judgment that such information is not material to the Holders of the Notes or the business, assets, operations or financial position of the Issuer and its Restricted Subsidiaries, taken as a whole.

(b)    In addition, the Issuer will make such information available to securities analysts and prospective investors upon request. In addition, the Issuer has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(c)    Notwithstanding the foregoing provisions of this Section 4.17, the Issuer will be deemed to have furnished the information referred to in clauses (a)(1), (2) and (3) above to the Trustee and the Holders of the Notes if the Issuer (or any parent company of the Issuer) has filed reports containing such information with the Commission via the EDGAR filing system and such reports are publicly available (it being understood that the Trustee shall not be responsible for determining whether such filings have been made, that delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable therefrom).

(d)    In addition, if at any time any parent company of the Issuer incurs a guarantee of the Notes (there being no obligation of any parent company of the Issuer to do so) and complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the Commission (or any successor provision), the reports, information and other documents required to be furnished to Holders of the Notes pursuant to this Section 4.17 may, at the option of the Issuer, be those of such parent company rather than the Issuer.”

(s)        Section 6.01(3) is amended to delete the text “60 days” in the last line of such provision and to insert “(i) 180 days with regard to Section 4.17 or (ii) 60 days with regard to other covenants, warranties or agreements contained in this Indenture, in each case” in lieu thereof.

(t)        Section 8.01 is amended and restated in its entirety as follows:

“This Indenture shall be discharged and shall cease to be of further effect as to all Notes, when:

(a)        either:

(i)    all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust, have been delivered to the Trustee for cancellation; or

(ii)    all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing or delivery of a notice of redemption or otherwise or will become due and payable by reason of the mailing or delivery of a notice of redemption or otherwise within one year and the Issuer has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, (x) in the case of the Dollar-denominated Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities and (y) in the case of the Euro-denominated Notes, cash in euros, non-callable European Government Securities, or a combination of cash in euros and non-callable European Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation of principal, premium, if any, and accrued interest to the date of maturity or redemption; provided that upon any redemption that requires the payment of the Applicable Premium (as defined in the applicable supplemental indenture with respect to each series of Notes), the amount deposited shall be sufficient for purposes of this Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium (as defined in the applicable supplemental indenture with respect to each series of Notes) calculated as of the date of the notice of redemption, with any Applicable Premium Deficit only required to be deposited with the Trustee on or prior to the date of redemption. Any Applicable Premium Deficit shall be set forth in an Officer’s Certificate delivered to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption;

(b)        the Issuer has paid or caused to be paid all sums payable by it under this Indenture;

(c)        the Issuer has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

The Notes of any series will be discharged and will cease to be of further effect, when:

(a)        either:

(i)    all Notes of such series that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes of such series for whose payment money has been deposited in trust, have been delivered to the Trustee for cancellation; or

(ii)    all Notes of such series that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing or delivery of a notice of redemption or otherwise or will become due and payable by reason of the mailing or delivery of a notice of redemption or otherwise within one year and the Issuer has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, (i) in the case of Notes denominated in U.S. Dollars, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities and (ii) in the case of Notes denominated in Euro, cash in euros, non-callable European Government Securities, or a combination of cash in euros and non-callable European Government Securities), in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes of such series not delivered to the Trustee for cancellation of principal, premium, if any, and accrued interest to the date of maturity or redemption; provided that upon any redemption that requires the payment of the Applicable Premium (as defined in the applicable supplemental indenture with respect to such series of Notes), the amount deposited shall be sufficient for purposes of the Notes of such series to the extent that an amount is deposited with the Trustee equal to the Applicable Premium (as defined in the applicable supplemental indenture with respect to such series of Notes) calculated as of the date of the notice of redemption, with any Applicable Premium Deficit only required to be deposited with the Trustee on or prior to the date of redemption. Any Applicable Premium Deficit shall be set forth in an Officer’s Certificate delivered to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption;

(b)        the Issuer has paid or caused to be paid all sums payable by it under the Notes of such series; and

(c)        the Issuer has delivered irrevocable instructions to the Trustee under the Notes of such series to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Subject to the next sentence and notwithstanding the foregoing paragraph, the Issuer’s obligations in Sections 2.06, 2.07, 2.08, 2.09, 7.07, 8.05 and 8.06 shall survive until the Notes are no longer outstanding pursuant to the last paragraph of Section 2.09. After the Notes are no longer outstanding, the Issuer’s obligations in Sections 7.07, 8.05 and 8.06 shall survive.

After such delivery or irrevocable deposit, the Trustee upon request shall acknowledge in writing the discharge of the Issuer’s obligations under the Notes and this Indenture except for those surviving obligations specified above.”

(u)        Section 9.02(b)(5) is amended and restated in its entirety as follows:

“(5)    amend or waive the legal right of any Holder of any Note to receive payment of principal of and interest on such Note on or after the respective Stated Maturity for such principal or interest payment date for such interest expressed in such Note, or to institute suit for the enforcement of any such payment on or after such respective Stated Maturity or interest payment date;”

(v)        Section 11.02 is amended to (x) add the text “or Clearstream’s” following the word “Euroclear” in the fourteenth and fifteenth lines of the third paragraph of such provision and (y) delete the last paragraph of such provision.

8.        Form. The 2026 Euro Notes shall be issued substantially in the form set forth, or referenced, in Article Two of the Indenture, and Exhibit A-1 or Exhibit C-1 attached to the Indenture, in each case as provided for in Section 2.02 of the Indenture (as such form may be modified in accordance with Section 2.01 of the Indenture).

9.        Governing Law. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

10.        Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture (including, for the avoidance of doubt, any pledge or grant of security interests, mortgages, or other liens in the collateral as security for the Notes Obligations under the Indenture and the Notes) is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture or as to the accuracy of the recitals to this Supplemental Indenture.

11.        Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

12.        Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

WMG ACQUISITION CORP.

By: /s/ Paul M. Robinson

Name: Paul M. Robinson

Title: Executive Vice President, General Counsel and Secretary

[SIGNATURE PAGE TO EIGHTH SUPPLEMENTAL INDENTURE]

Guarantors:

ROADRUNNER RECORDS, INC.

T.Y.S., INC.

THE ALL BLACKS U.S.A., INC.

A. P. SCHMIDT CO.

ATLANTIC RECORDING CORPORATION

ATLANTIC/MR VENTURES INC.

BIG BEAT RECORDS INC.

CAFE AMERICANA INC.

CHAPPELL MUSIC COMPANY, INC.

COTA MUSIC, INC.

COTILLION MUSIC, INC.

CRK MUSIC INC.

E/A MUSIC, INC.

ELEKSYLUM MUSIC, INC.

ELEKTRA/CHAMELEON VENTURES INC.

ELEKTRA ENTERTAINMENT GROUP INC.

ELEKTRA GROUP VENTURES INC.

FHK, INC.

FIDDLEBACK MUSIC PUBLISHING COMPANY, INC.

FOSTER FREES MUSIC, INC.

INSOUND ACQUISITION INC.

INTERSONG U.S.A., INC.

JADAR MUSIC CORP.

LEM AMERICA, INC.

LONDON-SIRE RECORDS INC.

MAVERICK PARTNER INC.

MCGUFFIN MUSIC INC.

MIXED BAG MUSIC, INC.

NONESUCH RECORDS INC.

NON-STOP MUSIC HOLDINGS, INC.

OCTA MUSIC, INC.

PEPAMAR MUSIC CORP.

REP SALES, INC.

REVELATION MUSIC PUBLISHING CORPORATION

RHINO ENTERTAINMENT COMPANY

RICK’S MUSIC INC.

RIGHTSONG MUSIC INC.

RYKO CORPORATION

RYKODISC, INC.

[SIGNATURE PAGE TO EIGHTH SUPPLEMENTAL INDENTURE]

RYKOMUSIC, INC.

SEA CHIME MUSIC, INC.

SR/MDM VENTURE INC.

SUPER HYPE PUBLISHING, INC.

TOMMY VALANDO PUBLISHING GROUP, INC.

UNICHAPPELL MUSIC INC.

W.B.M. MUSIC CORP.

WALDEN MUSIC INC.

WARNER ALLIANCE MUSIC INC.

WARNER BRETHREN INC.

WARNER BROS. MUSIC INTERNATIONAL INC.

WARNER BROS. RECORDS INC.

WARNER CUSTOM MUSIC CORP.

WARNER DOMAIN MUSIC INC.

WARNER MUSIC DISCOVERY INC.

WARNER MUSIC LATINA INC.

WARNER MUSIC SP INC.

WARNER SOJOURNER MUSIC INC.

WARNER SPECIAL PRODUCTS INC.

WARNER STRATEGIC MARKETING INC.

WARNER/CHAPPELL MUSIC (SERVICES), INC.

WARNER/CHAPPELL MUSIC, INC.

WARNER/CHAPPELL PRODUCTION MUSIC, INC.

WARNER-ELEKTRA-ATLANTIC CORPORATION

WARNERSONGS, INC.

WARNER-TAMERLANE PUBLISHING CORP.

WARPRISE MUSIC INC.

WB GOLD MUSIC CORP.

WB MUSIC CORP.

WBM/HOUSE OF GOLD MUSIC, INC.

WBR/QRI VENTURE, INC.

WBR/RUFFNATION VENTURES, INC.

WBR/SIRE VENTURES INC.

WEA EUROPE INC.

WEA INC.

WEA INTERNATIONAL INC.

WIDE MUSIC, INC.

ARTS MUSIC INC.

ASYLUM RECORDS LLC

ASYLUM WORLDWIDE LLC

AUDIO PROPERTIES/BURBANK, INC.

ATLANTIC MOBILE LLC

ATLANTIC PRODUCTIONS LLC

[SIGNATURE PAGE TO EIGHTH SUPPLEMENTAL INDENTURE]

ATLANTIC SCREAM LLC

ATLANTIC/143 L.L.C.

BB INVESTMENTS LLC

BULLDOG ISLAND EVENTS LLC

BUTE SOUND LLC

CORDLESS RECORDINGS LLC

EAST WEST RECORDS LLC

FOZ MAN MUSIC LLC

FUELED BY RAMEN LLC

LAVA RECORDS LLC

MM INVESTMENT LLC

RHINO NAME & LIKENESS HOLDINGS, LLC

RHINO/FSE HOLDINGS, LLC

T-BOY MUSIC, LLC

T-GIRL MUSIC, LLC

THE BIZ LLC

UPPED.COM LLC

WARNER MUSIC DISTRIBUTION LLC

J. RUBY PRODUCTIONS, INC.

SIX-FIFTEEN MUSIC PRODUCTIONS, INC.

SUMMY-BIRCHARD, INC.

ARTIST ARENA LLC

ATLANTIC PIX LLC

FERRET MUSIC HOLDINGS LLC

FERRET MUSIC LLC\

FERRET MUSIC MANAGEMENT LLC

FERRET MUSIC TOURING LLC

P & C PUBLISHING LLC

WARNER MUSIC NASHVILLE LLC

WMG COE, LLC

By: /s/ Paul M. Robinson

      Name: Paul M. Robinson

      Title: Vice President & Secretary of

      each of the above named entities listed

      under the heading Guarantors and

      signing this agreement in such capacity

      on behalf of each such entity

[SIGNATURE PAGE TO EIGHTH SUPPLEMENTAL INDENTURE]

WARNER MUSIC INC.

By: /s/ Paul M. Robinson

      Name: Paul M. Robinson

      Title: Executive Vice President, General Counsel and Secretary

615 MUSIC LIBRARY, LLC

By: Six-Fifteen Music Productions, Inc., its Sole Member

By: /s/ Paul M. Robinson

      Name: Paul M. Robinson

      Title: Vice President and Secretary

ARTIST ARENA INTERNATIONAL, LLC

By: Artist Arena LLC, its Sole Member

By: Warner Music Inc, its Sole Member

By: /s/ Paul M. Robinson

      Name: Paul M. Robinson

      Title: Executive Vice President, General Counsel and Secretary

ALTERNATIVE DISTRIBUTION ALLIANCE

By: Warner Music Distribution LLC, its Managing Partner

By: Rep Sales, Inc., its Sole Member and Manager

By: /s/ Paul M. Robinson

      Name: Paul M. Robinson

      Title: Vice President and Secretary

[SIGNATURE PAGE TO EIGHTH SUPPLEMENTAL INDENTURE]

MAVERICK RECORDING COMPANY

By: SR/MDM Venture Inc., its Managing Partner

By: /s/ Paul M. Robinson

      Name: Paul M. Robinson

      Title: Vice President and Secretary

NON-STOP CATACLYSMIC MUSIC, LLC

NON-STOP INTERNATIONAL PUBLISHING, LLC

NON-STOP OUTRAGEOUS PUBLISHING, LLC

By: Non-Stop Music Publishing, LLC, their Sole Member

By: Non-Stop Music Holdings, Inc., its Sole Member

By: /s/ Paul M. Robinson

      Name: Paul M. Robinson

      Title: Vice President and Secretary

NON-STOP MUSIC LIBRARY, L.C.

NON-STOP MUSIC PUBLISHING, LLC

NON-STOP PRODUCTIONS, LLC

By: Non-Stop Music Holdings, Inc., their Sole Member

By: /s/ Paul M. Robinson

      Name: Paul M. Robinson

      Title: Vice President and Secretary

[SIGNATURE PAGE TO EIGHTH SUPPLEMENTAL INDENTURE]

WELLS FARGO BANK, NATIONAL

ASSOCATION, as Trustee

By: /s/ Maddy Hughes

Name: Maddy Hughes

Title: Vice President

[SIGNATURE PAGE TO EIGHTH SUPPLEMENTAL INDENTURE]